Exhibit 99.6

KPMG LLP
Chartered Accountants
Suite 1500 Purdy’s Wharf Tower I
1959 Upper Water Street	Telephone (902) 492-6000
Halifax NS B3J 3N2	Telefax (902) 492-1307
Canada	www.kpmg.ca

COMMENTS BY AUDITORS FOR US READERS ON CANADA – US REPORTING DIFFERENCES

To the Board of Directors of
Gammon Gold Inc.

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph):

-that refers to the audit report of the Company’s internal control over financial reporting. Our report to the shareholders dated March 29, 2010, except as to paragraphs 3 through 4 of the accompanying restated Management’s Report on Internal Control of Financial Reporting, which are as of May 13, 2010 is expressed in accordance with Canadian reporting standards, which do not require a reference to the audit report on the Company’s internal control over financial reporting in the financial statement auditors’ report. Our report expresses our opinion that the Company did not maintain effective internal control over financial reporting as of December 31, 2009 because of the effect of a material weakness on the achievement of the objectives of the control criteria and contains an explanatory paragraph that states the Company did not maintain effective controls over the foreign currency translation of future income taxes arising on the acquisition of an entity in a foreign jurisdiction.

/s/ KPMG LLP

Chartered Accountants

Halifax, Canada

March 29, 2010 except as to note 2 to the consolidated financial statements, which is as of May 13, 2010

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